

November 21, 2016

Mail Stop 4720

<u>Via E-mail</u>
Helen T. Meates
Chief Financial Officer
PJT Partners Inc.
280 Park Avenue
New York, New York 10017

> **Re: PJT Partners Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 29, 2016**
> **Form 10-Q for the Quarterly Period Ended June 30, 2016**
> **Filed August 12, 2016**
> **File No. 001-36869**

Dear Ms. Meates:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 8. Financial Statements and Supplementary Data, page 47

Consolidated and Combined Statements of Operations, page 50

1.   As discussed on pages 55 and 56, we note that the Statements of Operations reflect intercompany expense allocations made to the Company by Blackstone for certain corporate functions and for shared services provided by Blackstone for periods prior to October 1, 2015 and that these allocations may not reflect the expense the Company would have incurred as an independent, publicly traded company. Following the spin, the Company has been performing these functions using its own resources, while some functions continue to be provided by Blackstone pursuant to a transition services

agreement. Further, we note on page 63 that you accounted for the acquisition of PJT Capital LP on October 1, 2015 as a business combination pursuant to ASC 805. Given that these changes in cost basis driven by the spin-off and business combination may produce results of operations that are not comparable for periods prior to the spin-off compared to periods subsequent to the spin-off, please tell us whether and how you considered the presentation of a black line in your financial statements separately showing successor (i.e. subsequent to spin-off) and predecessor (i.e. prior to spin-off) periods.

Form 10-Q for Quarterly Period Ended June 30, 2016

Notes to Condensed Consolidated and Combined Financial Statements, page 8

Note 2. Summary of Significant Accounting Policies, page 8

Basis of Presentation, page 8

2.   As disclosed on page 10, we note that you identified a misstatement in the accounting for certain partnership interests in PJT Partners Holdings LP, which resulted in a reduction to Retained Deficit of $99.8 million, an increase in Additional Paid-In Capital of $43.1 million and a decrease in Redeemable Non-Controlling Interests of $142.9 million. We also note that you concluded the misstatement to be immaterial to the prior periods and revised the historical consolidated financial information within this Form 10-Q. Please address the following:

- Describe the nature of the error, how it was identified and how the error impacted your conclusion on the effectiveness of the Company's disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR"). In this regard, please note that a material weakness as defined in Rule 1-02(a) of Regulation S-X is not limited to the existence of a material financial statement misstatement but rather considers whether there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis;

- Provide us with your accounting analysis, with reference to authoritative literature, supporting these adjustments and current presentation. In your response, tell us why the adjustment had no impact on the consolidated statements of operations or net income (loss) attributable to PJT Partners Inc.; and

- Provide us with your SAB 99 materiality analysis to support how you determined that these amounts were not quantitatively or qualitatively material to any of the affected periods.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Lory Empie, Staff Accountant, at 202-551-3714 or Robert Klein, Staff Accountant, at 202-551-3847 with any questions.

Sincerely,

/s/ Stephanie L. Sullivan

Stephanie L. Sullivan
Senior Assistant Chief Accountant
Office of Financial Services